                                                                       EXHIBIT 3

FOR IMMEDIATE RELEASE                                   Contact:
August 14, 1997                                         Peter F. Loscocco
                                                        614/225-4482


New Law Provides Continued Exemption From Corporate Tax
BORDEN CHEMICALS AND PLASTICS LIMITED PARTNERSHIP
TERMINATES PLAN TO CONVERT TO CORPORATE FORM

     COLUMBUS, OHIO (August 14, 1997) -- Prompted by a recent change in tax laws governing publicly traded limited partnerships, the board of directors of BCP Management, Inc., the general partner of Borden Chemicals and Plastics Limited Partnership (NYSE; BCU), today voted to terminate its previously announced plan to convert ownership interests in the partnership into shares of a newly formed corporation.

     Under tax laws in effect when the decision was made earlier this year to convert to corporate form, the partnership's exemption from federal income taxes would have expired at the end of 1997. Borden Chemicals and Plastics would have been required to pay corporate tax beginning in 1998.

     Through a provision in the tax bill signed into law by President Clinton on August 5, the exemption of publicly traded limited partnerships form federal income taxes is made permanent, and a new 3.5 percent tax is to be levied on gross income beginning January 1, 1998. Under the new law, publicly traded partnerships retain the ability to convert to corporate form in the future, should they desire.

     "We have said all along that our decision to convert to corporate form was in the best interest of our unitholders, based on existing tax law and the year-end expiration of our tax exemption," said Joseph M. Saggese, chairman, president and chief executive officer for the general partner. "Now that the tax law has changed, the benefits to our unitholders of remaining a limited partnership at this time -- even with the 3.5 percent tax -- outweigh those of the proposed conversion."

     With the board's action, Borden Chemicals and Plastics will continue to operate as a publicly traded partnership. The partnership will continue its policy of distributing available cash at the end of each quarter to its unitholders, although beginning in 1998, the amount of available cash will be reduced by the new 3.5 percent tax.

     Borden Chemicals and Plastics Limited Partnership manufactures polyvinyl chloride resins, methanol and derivatives, and nitrogen products at facilities located in Geismar and Addis, La, and Illiopolis, Ill. BCP Management, Inc. a wholly owned subsidiary of Borden, Inc., serves as its general partner.